

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 20, 2016

Via E-mail
James E. Sharp
Chief Accounting Officer
Tier REIT, Inc.
5950 Sherry Lane, Suite 700
Dallas, TX 75225

> **Re:** **Tier REIT, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 16, 2016**
> **Form 8-K**
> **Filed November 9, 2016**
> **File No. 001-37512**

Dear Mr. Sharp:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate
and Commodities